Exhibit 99.1

Le Gaga Holdings Limited Holds Annual General Meeting of Shareholders

HONG KONG, December 20, 2013 – Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced that it held its 2013 annual general meeting of shareholders on December 20, 2013. Each of the proposals submitted for shareholders’ approval was approved.

Specifically, the shareholders approved:

1. to re-elect Ms. Na Lai Chiu as a director of the Company;

2. to re-elect Mr. Gordon Xiaogang Wang as a director of the Company;

3. to approve the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2014; and

4. to authorize Mr. Shing Yung Ma to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:

PRChina Jane Liu Tel: (852) 2522 1838 Email: jliu@prchina.com.hk	Henry Chik Tel: (852) 2522 1368 Email: hchik@prchina.com.hk